1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

December 21, 2021

Via EDGAR

Ms. Heather Clark and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2021
Response dated November 10, 2021
File No. 001-05224

Dear Ms. Clark and Ms. Gilmore:

The following is in response to your letter dated December 7, 2021 and comments pertaining to the Form 10-K for the fiscal year ended January 2, 2021 filed on February 18, 2021, Form 10-Q for the fiscal quarter ended July 3, 2021 filed on July 27, 2021, and Form 8-K furnished on October 28, 2021 of Stanley Black & Decker, Inc. (the “Company”).

Form 10-K for the Fiscal Year Ended January 2, 2021

Item 1
Business, page 3

1.We note your response to prior comment 2. Please explain in greater detail how you determined that pending or existing climate change-related legislation, regulations, and international accords do not materially impact your business, financial condition, and result of operations and are not expected to. Please tell us how you considered providing disclosure regarding the difficulties involved in assessing the timing and effect of pending climate change-related regulation.

The Company’s Corporate Environmental, Health and Safety (“EHS”) team actively monitors and assesses current and emerging climate change-related legislation, regulations, and international accords. Current regulations are always included in the Company’s climate -related risk assessments and considered relevant because failure to comply could lead to significant risks, including loss of market access, fines, and damaged brand reputation. Emerging regulations are always included in the climate-related risk assessments as well and considered relevant because proposed regulations may eventually become current regulations. The Corporate EHS team meets with certain members of the Company’s Disclosure and Reporting Committee monthly to monitor the impact of current and emerging climate change-related legislation, regulations, and international accords and the impact on the Company’s business, financial condition, and result of operations. As a result of these discussions, the Disclosure and Reporting Committee is currently monitoring the impact of carbon tax. Total carbon taxes paid globally in 2020 were approximately $750 thousand, which the Company concluded was not material for disclosure. The Company has not experienced difficulty in assessing the timing and effect of pending climate change-related regulation due to the aforementioned robust review process between the EHS team and members of the Company’s Disclosure and Reporting Committee.

The Company is currently in the process of drafting the 2021 Form 10-K and continues to monitor and consider climate change legislation and regulation and whether there is a material impact to its business, financial condition, and result of operations that requires disclosure.

2.Your response to prior comment 3 appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate change-related regulation or business trends, including the specific items noted in our comment. Please describe the indirect consequences of climate change you considered in your response and explain how you concluded they were not material.

On a monthly basis, the Company has a robust comprehensive review process of its results at both consolidated and business group levels and includes the month-to-date, quarter-to-date and year-to-date actual results of operations, comparative prior year periods, and the operating plan. Significant variances versus the comparative period and operating plan and any changes from expected results are investigated. The Company has identified electrification as an emerging trend and business opportunity following the recent growth in the Company’s outdoor business. The Company has not identified any other decreases or increases in demand or business trends resulting from indirect consequences of climate-related regulation during its monthly reviews to date including the following:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions; or
•increased demand for generation and transmission of energy from alternative energy sources.

The Company publishes an annual Environmental, Social, and Governance report, which provides sustainable practices, metrics, business information and plans for growth, to transparently communicate the Company’s purpose to investors, customers, and suppliers. Additionally, the Company communicates its initiatives and contribution to the transition to a low-carbon economy by including its 2030 Corporate Social Responsibility (“CSR”) strategy in the Form 10-K. Finally, the Company gauges its performance and reputation in strategically addressing climate-related issues by conducting various peer review surveys. These activities serve to address and mitigate potential reputational concerns, and to date no reputational concerns have been identified through interactions with investors, customers, and suppliers or as a result of the peer review surveys.

The Company is currently in the process of drafting the 2021 Form 10-K and continues to monitor and consider the indirect consequences of climate change – related regulation and business trends and whether there is a material impact to its business, financial condition, and result of operations that requires disclosure.

3.     We note your response to prior comment 4, and partially reissue our comment. Please provide additional information in support of your conclusions, and address each of the elements of our prior comment. To the extent you quantified amounts, such as weather-related damages and/or the cost and availability of insurance, please provide these and explain how you analyzed materiality.

The Company’s global operations are exposed to the effects of potential physical climate change, including wind, flooding related to severe weather, tornadoes, and droughts. The Company’s facilities and suppliers located in the United States, Japan, China, France, Israel, Australia, Chile, Mexico, Thailand, Brazil, and Taiwan are potentially exposed to coastal wind or flood zone areas as well as interior tornadoes or droughts resulting from a lack of precipitation. The Company’s operations can be disrupted or halted due to the degree of a severe weather event. The degree of weather-related impacts vary year to year. During 2020, there was one weather-related event at the Company’s Wuxi, China location resulting in water and flood damages of approximately $700 thousand due to heavy rains.

Historically, the Company’s insurance premiums have primarily increased as a result of acquired companies and adjustments for normal market conditions. The Company has not experienced any challenges in obtaining insurance due to weather-related events or otherwise, and its insurance programs cover its property assets worldwide. The Company has experienced property losses due to weather events over the years, however the most significant climate-related insurance claim was only $4 million due to a 2011 flood event in Thailand.

The Company has not identified any material weather-related damages after considering both quantitative and qualitative factors noted above.

4.     Your response to comment 4 states, in part, that you have identified severe weather events due to climate change as a potential material risk to your operations and results within the Risk Factors section of your Form 10-K. However, this disclosure appears to relate to importing products in a timely and cost-effective manner. Revise to provide more expansive disclosure regarding the significant physical effects of climate change, such as effects on the severity of weather.

To clarify our prior response to comment 4, the specific risk factor referred to addressing the significant physical effects of climate change, such as effects on the severity of weather is as follows:

“The performance of the Company may suffer from business disruptions with catastrophic losses affecting distribution centers and other infrastructure, or other costs associated with information technology, system implementations, or cyber security risks.”

“The Company’s operations are significantly dependent on infrastructure, notably certain distribution centers and security alarm monitoring facilities, which are concentrated in various geographic locations. Factors that are hard to predict or are beyond the Company’s control, like weather (including any potential effects of climate change), natural disasters, supply and commodity shortages, fire, explosions, acts or threats of war or terrorism, political unrest, cybersecurity breaches, sabotage, generalized labor unrest or public health crises, including pandemics, could damage or disrupt the Company’s infrastructure, or that of its suppliers or distributors. If the Company does not effectively plan for or respond to disruptions in its operations, or cannot quickly repair damage to its information, production or supply systems, the Company may be late in delivering or unable to deliver products and services to its customers, and the quality and safety of its products and services might be negatively affected. If a material or extended disruption occurs, the Company may lose its customers’ or business partners’ confidence or suffer damage to its reputation, and long-term consumer demand for its products and services could decline. Although the Company maintains business interruption insurance, it may not fully protect the Company against all adverse effects that could result from significant disruptions. These events could materially and adversely affect the Company’s product sales, financial condition and results of operations.”

The Company is currently in the process of drafting the 2021 Form 10-K and continues to monitor and consider the physical effects of climate change, including the effects on the severity of weather, and whether there is a material impact to its business, financial condition, and result of operations that requires disclosure.

5.     We note your response to prior comment 5. Please tell us about your purchases and sales of carbon credits or offsets and provide us with additional detail supporting your statement regarding materiality, including quantitative information.

The Company purchased 253,701 MWh of renewable energy certificates (RECs) for approximately $350 thousand in 2020 to mitigate the impact of carbon tax noted in response 1. In addition, the Company sourced 14,902 MWh of renewable energy in bundled electricity contracts and retained 24,657 MWhs from its hydropower plant located in Windsor, CT costing $18 thousand per year for external REC management. The purchase of RECs through a recognized commodity broker continues to ensure the Company maintains an average 8% year over year absolute reduction in carbon emissions against its 2015 baseline as part of its 2030 CSR strategy. The Company’s purchase of carbon credits or offsets are not material to its business, financial condition, and results of operations.

Item 1A
Risk Factors, page 9

6.     Your response to prior comment 6 cites risk factor disclosure relating to increased demand for battery technology. Please describe what other risks related to energy transition are relevant in light of your industry and business operations (such as those noted in our prior comment), and explain how you considered providing disclosure. Please also explain how you evaluated the materiality of their effects on your business, financial condition, and results of operations.

The Company’s CSR report describes the actions it is proactively taking to reduce greenhouse gas emissions and promote sustainability in its operations. As part of this transition, the Company is purchasing RECs to mitigate the impact of carbon tax and the Company is also assessing expanding its use of solar panels as an alternative energy source. The Company is currently in the process of drafting the 2021 Form 10-K and continues to monitor and consider climate- related risks, including the risk of not being able to mitigate the impact of carbon tax through future purchases of RECs and solar panels, and the effect on its business, financial condition, and results of operations.

Financial Statements
Notes to Consolidated Financial Statements
Note J – Capital Stock, page 93

7.     We note your response to prior comment 7 where you state that your original conclusion that the equity units issued in May 2017 and November 2019 represented separate units of account was an error, and instead should be combined and accounted for as a single unit of account. Your response also states that as a result of your reassessment of the unit of account for the equity units, you concluded that the shares associated with the combined instrument should be reflected in diluted earnings per share under the if-converted method, instead of the treasury stock method that has been reflected since the issuance of the equity units. Please respond to the following:

• Please clarify whether you believe the earnings per share error of applying the treasury stock method existed based on your original accounting for the convertible preferred stock and the forward purchase contract (which together form the equity units) separately as two units of account.

Based on its original accounting of the forward stock purchase contracts and convertible preferred stock as separate units of account, the Company agrees that the use of the treasury stock method is not appropriate for the equity units under ASC 260-10-55-9 due to the economic linkage of the two instruments as further discussed below. The Company’s application of the treasury stock method based on separate units of account was an error. The Company addresses the materiality and internal control implications of this error under comments #8 and #9 below.

As discussed in our prior responses, the Company originally concluded that the forward stock purchase contracts and convertible preferred stock should be accounted for separately since each instrument was legally detachable and separately exercisable. The unit of account assessment at inception only considered the guidance in ASC 480 to determine whether the forward stock purchase contracts and convertible preferred stock met the definition of freestanding instruments based on the terms of the instruments. The Company failed to consider the authoritative literature in ASC 815, as well as the non-authoritative guidance in EITF 02-2, to determine whether it was appropriate at inception to combine the two freestanding instruments and account for them as a single unit of account. As discussed below, upon further reflection of the economic substance of the equity unit and discussions with the SEC Staff, the Company reassessed all of the accounting conclusions related to this instrument. This included its unit of account conclusion at inception, taking into account the consideration of relevant combining guidance, and concluded that combining the forward stock purchase contracts and convertible preferred stock is appropriate for its 2017 and 2019 equity units and provides the most relevant information to users of its financial statements. The Company addresses the materiality and internal control implications of its unit of account error under comments #8 and #9 below.

Based on the Company’s original accounting assessment under separate units of account, the forward stock purchase contracts and convertible preferred stock were classified in equity based on an evaluation of each contract’s terms and features in accordance with applicable guidance, including ASC 815. However, the Company’s accounting assessment at inception did not properly evaluate the indexation guidance in ASC 815 relating to the make-whole provision of the forward stock purchase contracts. Upon a more detailed review, the Company determined that the settlement amounts reflected in the make-whole provision in the event of a fundamental change provide evidence of linked economics between the forward stock purchase contracts and convertible preferred stock. Accordingly, the make-whole provision would require asset or liability classification when evaluating the forward stock purchase contracts as a freestanding instrument under ASC 815-40. The Company addresses the materiality and internal control implications of this classification error under comments #8 and #9 below.

With respect to EPS, the Company originally concluded that the shares associated with the forward stock purchase contracts should be reflected in the Company’s diluted earnings per share calculation using the treasury stock method based on a “legal form” evaluation of the terms of the instrument and interpretation of available guidance, including ASC 260-10-55-9. Specifically, the terms of the instrument do not permit a holder to tender the convertible preferred stock to the Company in the event of a successful remarketing. Furthermore, the Company concluded at inception and on an ongoing basis that the convertible preferred stock would be successfully remarketed in which case a holder would not be permitted to tender the convertible preferred stock and the Company would receive the requisite cash proceeds in satisfaction of the forward stock purchase contracts. The Company also concluded at inception that a remarketing of the convertible preferred stock should be accounted for as a modification given that: (a) the business purpose of a remarketing is to reset original terms to current market terms in order to generate proceeds from new investors to satisfy existing holders’ obligations under the forward stock purchase contracts, (b) the expected economics of a remarketing would maintain a liquidation preference of $1,000 per share, and (c) a remarketing would not result in a legal exchange between existing holders of the convertible preferred stock and the Company. Therefore, the Company previously determined in its judgment that applying the treasury stock method was appropriate in light of the contractual terms of the instrument and relevant facts and circumstances.

Based on discussions with the SEC Staff, the Company determined that a more robust assessment of the economic substance of the instruments and remarketing transaction was warranted, which would likely result in a different conclusion under ASC 260-10-55-9. Specifically, although a holder is not permitted to tender the convertible preferred stock to the Company upon a successful remarketing, a holder who elects to participate in the remarketing is, in substance, tendering the convertible preferred stock to satisfy their obligations under the forward stock purchase contracts. In addition, given the extent of modifications that can be made to the convertible preferred stock in a remarketing, the original convertible preferred stock is effectively surrendered by the original holder upon a successful remarketing in satisfaction of their obligations under the forward stock purchase contracts and the proceeds received in the remarketing represent the issuance of new convertible preferred stock to new investors. Therefore, as a result of its reassessment of the economic linkage of the instruments and the remarketing transaction, the Company has concluded that under ASC 260-10-55-9, it would be more appropriate to reflect the shares underlying the forward stock purchase contracts in diluted earnings per share using the if-converted method. This conclusion has been confirmed by the SEC Staff.

Given the Company’s reassessment of the economic linkage between the instruments in the application of the EPS guidance above, as well as the fact that it failed to consider the combining guidance in ASC 815 and EITF 02-2 as part of its original accounting assessment, the Company believed it was required to reassess the unit of account for the equity units as a whole. As noted above, for EPS purposes the forward stock purchase contracts and convertible preferred stock represent a single instrument given that the convertible preferred stock is effectively surrendered to settle the forward stock purchase contracts. As further explained in its prior response, the Company has concluded as a result of its reassessment that the forward stock purchase contracts and convertible preferred stock should be combined and accounted for as a single unit of account based on the economic linkage between the instruments and the combination criteria outlined in ASC 815 and EITF 02-2. The instruments share similar risks as the forward stock purchase contracts are indexed to and settled in the Company’s common stock while the value of the convertible preferred stock is impacted by changes in the share price of the Company’s common stock. In addition, the settlement amounts reflected in the make-whole provision of the forward stock purchase contracts in the event of a fundamental change provide evidence of linked economics between the forward stock purchase contracts and convertible preferred stock. Lastly, the Company’s revised conclusion on EPS treatment under ASC 260-10-55-9 indicates that the overall equity unit represents a single instrument given that the convertible preferred stock is effectively surrendered upon a successful remarketing to settle the forward stock purchase contracts. As a result, the instruments would no longer be considered separately exercisable under the “freestanding financial instrument” definition in ASC 480.

As communicated in its prior response, the Company has determined that its original conclusion at inception that the two instruments represented separate units of account was made in error. The Company failed to consider the factors above and properly evaluate the combining guidance in ASC 815 and EITF 02-2 in its original accounting assessment. As a result of its reassessment, the Company concluded that the equity units should be accounted for as a single of unit of account and that the combined instrument represents mandatorily convertible preferred stock with an embedded conversion feature. The combined instrument would be classified in equity based on the substance of the relevant terms and features of the host contract and the economic characteristics of the embedded features being clearly and closely related to those of the host contract. Furthermore, the shares associated with the combined instrument should be reflected in diluted earnings per share under the if-converted method pursuant to ASC 260-10-45-40.

While there is no change in reported amounts for equity classification associated with the unit of account error, the Company acknowledges that had it appropriately presented and reported the forward stock purchase contracts and convertible preferred stock as separate units of account in its historical financial statements, there would be different financial reporting. Specifically, the financial statements would have reflected different presentation on the balance sheet of the forward stock purchase contracts outside of equity and the effect on the income statement of marking the forward stock purchase contract (which would be an asset or liability) to market. As a result, basic EPS would have also been adjusted to reflect the mark-to-market accounting impacts. For diluted EPS purposes, the effect of the mark-to-market accounting impact would be removed from the numerator of the diluted EPS calculation and the shares related to the forward stock purchase contracts would be added to the denominator of the diluted EPS calculation if the combined effect of that numerator adjustment and the additional shares in the denominator from the forward stock purchase contracts was dilutive. The Company has reflected the change of applying the if-converted method in its diluted earnings per share in its Form 10-Q for the third quarter of 2021 and has concluded that the effect of applying the if-converted method on previously reported periods was not material, as addressed in response to comment #8 below.

• Explain in more detail how the authoritative literature referenced in your response demonstrates there was an error in your original determination that the convertible preferred stock and forward purchase contract should be treated as separate units of account.

As noted above, the Company’s assessment of the unit of account at inception only considered the guidance in ASC 480 and failed to consider the combining guidance in ASC 815 and EITF 02-2 to determine whether it was appropriate to combine the two freestanding instruments and account for them as a single unit of account. In light of the factors discussed above, the Company believes that a more robust assessment of the unit of account was required, including the consideration at inception of the indicators outlined in ASC 815-10-25-6, as well as the similar combination criteria in EITF 02-2, to determine whether the forward purchase contracts and convertible preferred stock should be evaluated as a unit.

As noted in our prior response, the combining guidance in ASC 815 is more relevant in assessing whether individual instruments that do not meet the definition of a derivative should be combined and viewed as a unit in order to determine whether the combination of the instruments meets the definition of a derivative for purposes of applying ASC 815. However, the Company also notes that ASC 815-10-25-6 makes reference to structured transactions that may have been executed in an effort to circumvent generally accepted accounting principles more broadly. Although the Company clearly had business purposes for the structure of the equity units issued in 2017 and 2019, as previously explained to the SEC Staff in discussions and further addressed below, the Company believes that the application of the combining guidance in ASC 815 is not limited only to assessing contracts for purposes of derivative accounting and is appropriate to consider for the 2017 and 2019 equity units.

Furthermore, the Company acknowledges that while EITF 02-2 is not authoritative, practice exists in applying the combining guidance in EITF 02-2 in circumstances where the economic substance of separate contracts suggests that accounting for them on a combined basis is more appropriate. The SEC Staff noted as part of the EITF 02-2 discussions that the Staff will continue to challenge the accounting for transactions for which it appears that multiple contracts have been used to circumvent generally accepted accounting principles. The Company believes that given the economic linkage between the forward stock purchase contracts and convertible preferred stock, its impacts should be evaluated under the combining guidance to determine the unit of account for the 2017 and 2019 equity units.

As part of its reassessment of the unit of account, the Company concluded that its equity units met the combination criteria outlined in ASC 815 and EITF 02-2 as follows:

ASC 815-10-25-6 provides that the following indicators should be considered in the aggregate and, if present, cause separate transactions to be viewed as a unit:

▪They are entered into contemporaneously and in contemplation of one another.
▪They are entered into with the same counterparty.
▪They relate to the same risk.
▪There is no substantive business purpose for structuring the transactions separately.

The basic concepts related to combination in EITF 02-2 are similar to those in ASC 815-10-25-6. The Company therefore assessed both and determined that its 2017 and 2019 equity units met the criteria outlined in ASC 815 and EITF 02-2 given that the forward stock purchase contracts and convertible preferred stock: (a) were entered into in contemplation of one another, (b) were transacted with the same counterparty, (c) share the same underlying, and (d) while there was a business purpose to allow the two instruments to be separated to provide holders with flexibility, the ability to separate the two instruments did not serve a “substantive” business purpose (refer to further analysis below).

Furthermore, an assessment of the economic substance of the equity unit and remarketing event under ASC 260-10-55-9, as discussed above, would presume that the convertible preferred stock is surrendered to settle the forward stock purchase contracts. As a result, the two instruments are not separately exercisable and would not meet the definition of a “freestanding financial instrument” under ASC 480, which would preclude accounting for the instruments separately.

• Tell us whether you had a contemporaneously documented accounting policy for determining the unit of account at the time the equity units were originally issued. If so, please tell us the documented policy and explain the specific information that was overlooked or inappropriately analyzed in concluding that the equity units should have been accounted for as a single unit of account.

The Company had a contemporaneously documented accounting policy for determining the unit of account at inception of the equity units. However, the policy was based on a separate policy used for a traditional hybrid unit structure with non-convertible debt hosts. The policy for the equity units issued in 2017 failed to address the relevant facts resulting from the change in structure, in which the conversion option was embedded in the equity host and should have been updated to require additional analysis of the combining guidance outlined in ASC 815 and EITF 02-2 to properly consider the impacts of the economic linkage between the forward stock purchase contracts and convertible preferred stock on the unit of account assessment.

• To the extent you have had an accounting policy related to determining the unit of account, tell us whether the accounting policy has been consistently applied for all other historical transactions in which the policy would apply, and provide an example of when you have applied the accounting policy and determined a single unit of account was appropriate.

The Company has consistently applied its accounting policy related to traditional unit structures with non-convertible debt hosts for all other historical transactions in which that policy would apply. Prior to the change in structure of the equity units in 2017, the Company’s historical unit structure transactions were comprised of forward stock purchase contracts with a traditional non-convertible debt host. Therefore, the new policy required related to the 2017 and 2019 equity units would not result in a change to the original conclusions reached on unit of account for the Company’s historical transactions as the instruments in those previously issued unit structures were not economically linked and did not share similar risks. It is important to note that the equity units issued in 2017 and 2019 were fundamentally different from historical unit structure transactions due to the fact that the host instrument changed from debt to preferred stock and that the conversion option was embedded in the preferred stock equity host. This change in structure created economic linkage and shared risk between the forward stock purchase contracts and convertible preferred stock, given that both instruments were indexed to and impacted by changes in the share price of the Company’s common stock.

• In your response you state the equity units substantially met the four criteria outlined in the EITF 02-2 discussions, When Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes, notwithstanding the fact that EITF 02-2 was never finalized and thus is not authoritative. The fourth criteria in EITF 02-2 is that the structure of the arrangement does not serve a substantive business purpose that is fundamentally unrelated to the accounting. Tell us whether you believe the ability to legally detach and separately exercise the forward contract had any substantive business purpose unrelated to achieving a desired accounting outcome. If so, tell us why you believe it is appropriate to analogize to this non-authoritative guidance when it states that all of the four criteria should be met to combine contracts for accounting purposes.

The terms of the 2017 and 2019 equity units allowed holders to transform corporate units into treasury units and shares of convertible preferred stock at their discretion. The business purpose of this structure was to provide holders with flexibility to separate the forward stock purchase contracts from the convertible preferred stock. However, in light of the Company’s reassessment above regarding the economic linkage between the forward stock purchase contracts and convertible preferred stock, the Company concluded that the ability to separate the instruments did not serve a substantive business purpose.

8.     We note your response to prior comment 7 where you state that the effect of the errors is not material and thus will be reflected prospectively beginning in the September 30, 2021 Form 10-Q. Please provide us with a materiality analysis that includes the following:

• The forward purchase contract error assuming your original accounting based on two units of account for the equity units was not in error.
• The impact of the errors related to the use of the treasury stock method and the forward purchase contracts as equity instruments on each quarterly period.
• An analysis of whether the errors would be material absent an expectation that analysts would revise their earnings per share expectations and management compensation goals would have been adjusted had the if-converted method been applied since issuance of the equity units.
• An analysis that addresses the qualitative nature of the errors given they appear to result from a structured transaction designed to achieve a certain impact on earnings per share.

The Company has provided this information supplementally to the SEC Staff on December 21, 2021.

9.     We note your response to prior comment 8 where you acknowledge the make-whole provision related to the forward purchase contract would preclude equity classification when evaluating the forward purchase contracts as freestanding instruments under ASC 815-40. Please provide us with an assessment of the control deficiency that appears to have existed in your original evaluation of the forward purchase contracts as separate units of account. While we understand that you now believe the equity units are a single unit of account and therefore would not result in an error since you believe the embedded derivative guidance would be applied and the forward purchase contract would be clearly and closely related to the host contract, it appears nonetheless that a control weakness existed related to the forward purchase contract. Please provide us with your assessment of that control weakness and what impacts, coupled with the earnings per share control deficiency already identified, and any other control deficiencies identified unrelated to this matter, but identified as part of your ICFR assessment, would have had on management’s report on internal controls.

The Company has provided this information supplementally to the SEC Staff on December 21, 2021.

Form 10-Q for the Fiscal Quarter Ended July 3, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Business Segment Results, page 43

10.     We note your response to prior comment 12 and your disclosures that acquisition-related and other charges primarily relate to functional transformation initiatives, restructuring, deal costs and facility-related costs for year to date 2021 and primarily to a cost reduction program, security business transformation and margin resiliency initiatives among other items for 2020. Please further tell us the nature of and quantify the functional transformation costs, security business transformation and margin resiliency initiative components in your acquisition related and other charges adjustments. Further, tell us how you considered Item 10(e)(1)(ii)(B) of Regulation S-K in determining it was appropriate to include these components.

In 2021, as disclosed, acquisition-related and other charges totaled $116 million, including $68 million recorded in selling, general and administrative expenses of which $35 million related to functional transformation initiatives, $25 million was acquisition-related and $8 million related to a cost reduction program. The functional transformation initiatives related to one-time costs to improve the efficiency and outsourcing of certain back-office functions.

In 2020, as disclosed, acquisition-related and other charges totaled $320 million, including $145 million recorded in selling, general and administrative expenses of which $50 million related to a cost reduction program, $48 million related to margin resiliency initiatives, $37 million related to security business transformation and $10 million was acquisition-related. The costs related to the security business transformation were one-time costs associated with repositioning and transformation of the cost structure and efficiency of the Security business operating model. The costs related to margin resiliency initiatives were one-time costs associated with multiple projects and initiatives to lower operating costs and identify opportunities to improve the Company’s gross margins.

The Company has concluded it was appropriate to include these components in accordance with Item 10(e)(1)(ii)(B) of Regulation S-K due to the one-time nature of these components as described above and the period of time over which the costs were incurred, which has not exceeded a two-year period and is not expected to exceed a two-year period.

11.     We note your responses to prior comments 10, 11 and 12. Please revise your 10-Q MD&A discussion to provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K as previously requested in prior comment 11. In this regard, we believe it would be meaningful to an investor to easily understand "Certain Items Impacting Earnings" by providing these reconciliations as you have in Exhibit 99.2 of your earnings release furnished on October 28, 2021.

The Company will include reconciliations similar to Exhibit 99.2 of its earnings release furnished on October 28, 2021 in the MD&A section within its prospective filings commencing with the 2021 Form 10-K.

Form 8-K furnished October 28, 2021

Exhibit 99.1, page 6

12.     We note your reference to page 6 in the response to prior comment 13. Such disclosure defines your non-GAAP measures as "organic sales growth," "operating profit," and "free cash flow." However, page 1 references non-GAAP measures titled "organic growth," "operating margin," "diluted EPS excluding charges," and "adjusted EPS." Please revise your disclosures to either consistently label your non-GAAP measures or include the alternative labels in your disclosure on page 6. Additionally, revise your narrative disclosure to include your non-GAAP measure of diluted EPS excluding charges and revise to also include management's usefulness of your non-GAAP Outlook measures including adjusted EPS.

The Company will revise its Non-GAAP disclosure as follows in its Form 8-K covering the period ended January 1, 2022 as follows:

“Organic sales growth, or organic growth, is defined as the difference between total current and prior year sales less the impact of companies acquired and divested in the past twelve months and any foreign currency impacts divided by prior year sales. Operating profit is defined as sales less cost of sales and selling, general and administrative expenses. Operating margin is operating profit as a percentage of sales. Operating profit and operating margin are shown both inclusive and exclusive of acquisition-related and other charges. Management uses operating profit and ~~its percentage of net sales~~ operating margin as key measures to assess the performance of the Company as a whole, as well as the related measures at the segment level. Diluted EPS, excluding charges, or adjusted EPS, is diluted GAAP EPS excluding the impacts of acquisition-related and other charges. Free cash flow is defined as cash flow from operations less capital and software expenditures. Management considers free cash flow an important indicator of its liquidity, as well as its ability to fund future growth and to provide a return to the shareowners, and is useful information for investors. Free cash flow does not include deductions for mandatory debt service, other borrowing activity, discretionary dividends on the Company’s common and preferred stock and business acquisitions, among other items. Free cash flow conversion is defined as free cash flow divided by net income. The Non-GAAP statement of operations and business segment information~~, as~~ is reconciled to GAAP on pages 12 through 15.~~, is considered relevant to aid analysis of the Company’s profit and earnings results aside from the material impact of the acquisition-related and other charges.~~ The Company considers the use of the Non-GAAP financial measures above relevant to aid analysis and understanding of the Company’s results, business trends and outlook measures aside from the material impact of acquisition-related and other charges and ensures appropriate comparability to operating results of prior periods.”

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Vice President, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
President and Chief Financial Officer